

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Howard J. Weisman
Chief Executive Officer
PaxMedica, Inc.
50 Tice Boulevard, Suite A26
Woodcliff Lake, NJ 07677

      Re: PaxMedica, Inc.
              Form S-1
              Exhibit Nos. 10.10 – 10.12
              Filed July 2, 2020
              File No. 333-239676

Dear Mr. Weisman:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                          Sincerely,

                          Division of Corporation Finance